CAUTIONARY FACTORS RELEVANT TO FORWARD-LOOKING INFORMATION

  Vista Technologies Inc. (the "Company" or "Vista") wishes to caution readers that the following important factors, among others, in the future could cause actual results and needs of the Company to vary materially from forward-looking statements made from time to time by the Company on the basis of management's then-current expectations. The laser vision correction ("LVC") equipment access and service business in which the Company and its subsidiaries and corporate affiliates are engaged is a recent industry with rapidly changing and competitive markets and involves a high degree of risk, and accuracy with respect to forward-looking projections is difficult. Unless the context clearly indicates otherwise, references to "Vista" or the "Company" herein refer collectively to Vista Technologies Inc., its consolidated subsidiaries and any other corporate affiliates in which Vista has an interest.

GOING CONCERN QUALIFICATION; LIMITED OPERATING HISTORY; OPERATING LOSSES AND ACCUMULATED DEFICIT; NEGATIVE WORKING CAPITAL AND DEPENDENCE ON ATLANTIC CENTRAL FOR CONTINUED ADVANCES.

  The Company was initially organized in June 1992, did not commence operations until March 31, 1994 and is in the early stage of its operations. At March 31, 1997, the Company had an accumulated deficit of $22,142,000 incurred as a result of $7,577,000 in write-offs during fiscal 1995 and fiscal 1997, a $3,826,000 impairment of goodwill during fiscal 1995 and otherwise primarily as a result of continuing losses from operations since 1994. The Company's net loss for the most recent fiscal year ended March 31, 1997 was $6,999,000 and its net loss for the prior fiscal year ended March 31, 1996 was $3,815,000. At March 31, 1997, the Company had a negative working capital of $3,119,000 and a stockholders' deficiency of $2,095,000.

  Management's strategy to expand the Company's participation in a developing market for LVC Services by expanding operations has been suspended for an indefinite period due to the Company's limited cash resources and negative working capital. The Company plans to continue to seek additional debt and/or equity capital through the private placement and/or public sale of its equity securities and use of equipment lease financing to finance the Company's expansion. However, efforts by former management in later 1996 to obtain additional equity capital were non-productive, no negotiations are currently in process to obtain additional capital and Vista has been dependent in recent periods upon advances from its controlling stockholder, Atlantic Central Enterprises Limited ("Atlantic Central"), for funds to maintain operations. Outstanding advances due to Atlantic Central are classified as short-term obligations, totalled $723,000 as of March 31, 1997, and have subsequently increased to approximately $1,100,000 as of September 30, 1997. There can be no assurance that Atlantic Central will continue to provide advances to the Company or that Vista will be successful in obtaining capital from other sources.

  AS A RESULT OF THE ABOVE FACTORS, THE REPORT OF MOORE STEPHENS, P.C. ON
THE FINANCIAL STATEMENTS OF THE COMPANY FOR THE FISCAL YEAR ENDED MARCH 31, 1997 CONTAINS A PARAGRAPH EXPRESSING SUBSTANTIAL DOUBT CONCERNING THE ABILITY
OF THE COMPANY TO CONTINUE AS A GOING CONCERN.   Management's plans to address
these matters are to significantly decrease expenses and cash requirements, sell assets or incur additional borrowings, propose a debt compromise plan with the Company's creditors, continue in the interim to defer payments to creditors or to possibly convert debt to equity, and increase its revenues at its existing vision correction centers. Revenue increases will be dependent, among other things, in part upon expanding use of the Company's services by physicians, general public acceptance of laser surgery to correct refractive disorders, and competitive factors. The Company's consolidated financial

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statements do not reflect any adjustments to the carrying value or classifications of assets or liabilities which might become necessary if the Company is unable to continue as a going concern. The continuation of the Company as a going concern is dependent upon the success of these plans. There can be no assurance as to whether or when revenue increases may be achieved or that the Company will be successful in implementing these plans.

  The Company therefore has a limited operating history from which to forecast future business operations. In addition to the factors discussed above and elsewhere herein, the Company will be subject to numerous risks incident to the creation of a business in a relatively new industry with a limited history of operations. Prospective investors should consider the frequency with which newly developed businesses encounter unforeseen expenses, difficulties, complications and delays, and other factors such as the possibility of competition with larger companies. As examples, Vista may be unable to obtain debt compromise agreements with creditors and additional capital necessary for its survival, in which event it would be unable to reactivate its planned expansion of LVC Services and may be unable to continue as a going concern, and there can be no prediction as to the amount of revenues the Company's operating subsidiaries will generate from existing or new locations and whether such revenues will be sufficient to provide positive cash flows. There can be no assurance that the Company will become profitable or that profitability, if ever attained, will be sustained.

  NEED FOR ADDITIONAL FINANCING. The Company will be required to seek substantial additional financing in the future to sustain its operations in North America and to finance continued expansion of its LVC center network.
To the extent possible, as to which there is no assurance, purchase money equipment financing and/or leasing arrangements will be utilized to leverage the amount of equipment available for planned expansion by the Company and its subsidiaries. Vista's actual future capital requirements will depend on numerous factors, including, but not limited to, the extent of its negative cash flows from operations, the Company's progress in acquiring additional laser equipment and facilities for LVC centers, its ability to establish additional affiliations with vision care professionals, the availability, amount and terms of additional equipment lease and/or installment purchase financing, competing technological and market developments, and the cost of marketing and advertising programs. The Company has no firm commitments to obtain additional funds and there can be no assurance it will be successful in its efforts to obtain additional financing.

  Because of the Company's potential long-term capital requirements, it also may undertake additional equity offerings whenever conditions are possible. There can be no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, will be obtainable on reasonable terms. Any such additional funding may result in significant dilution to existing stockholders. If adequate funds are not available from Atlantic Central and/or other third parties and if creditors refuse to agree to future debt compromise plans, the Company may be required to accept unfavorable alternatives, including (i) seeking protection from creditors at the parent Company level under the bankruptcy laws, (ii) arrangements with collaborative partners that may require the Company to relinquish material interests in its operating subsidiaries that it would not otherwise relinquish, or (iii) the delay, reduction or elimination of its planned expansion, capital expenditures, marketing and advertising and other operating expenses.

  NO ASSURANCE OF MARKET ACCEPTANCE. The Company's operating subsidiaries provide access to excimer laser vision correction ("LVC") equipment and related support services, and therefore rely upon physician use of recently developed LVC technology and procedures, such as photorefractive keratectomy ("PRK") and laser assisted in situ keratomileusis ("LASIK"). These procedures for refractive surgery are relatively new technological innovations subject to governmental regulation. There can be no assurance that the general public will accept laser surgery as a broadly accepted treatment for refractive disorders or that vision care professionals will require and contract for use

                                   99-2
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of LVC equipment and services on an ongoing basis.  The Company believes that its profitability and growth will depend on broad market acceptance of LVC procedures in Europe and North America by the general public as well as by health care professionals in the ophthalmic community. Market acceptance of new methodology requires substantial time and effort and is subject to various risks. The acceptance of LVC procedures for treatment of refractive disorders may be adversely affected by their cost, concerns relating to safety and efficacy, general resistance to surgery, the effectiveness of alternative methods of correcting refractive vision disorders, the lack of long-term follow-up data, the possibility of unknown side effects and the lack of third-party reimbursement for the cost of LVC refractive procedures. Many consumers may choose not to undergo LVC surgery due to the availability of conventional and cheaper methods of vision correction such as eyeglass and contact lenses.

  Any future reported adverse effects or other unfavorable publicity involving patient outcomes from LVC procedures could also adversely affect Vista's business. Market acceptance could also be affected by the ability of Vista and other participants in the market to train a broad population of ophthalmologists in the procedure. Promotional efforts by suppliers of products or procedures which are alternatives to LVC procedures, including eyeglasses and contact lenses, may also adversely affect market acceptance. There can be no assurance there will be significant public acceptance of LVC technologies, and demand for the Company's LVC equipment and services would be adversely affected if broad market acceptance of such procedures is not attained.

  LIMITED MANAGEMENT PERSONNEL. The future of the Company will be substantially dependent on the services of its officers, directors and professional consultants. Two physicians who previously served as Chairman of the Board and directors of the Company resigned as directors in June and September 1997, respectively, and the Company's currently acting President, Murray D. Watson, serves as its Chief Executive Officer on an interim basis. The Company presently has only one member on its Board of Directors, Murray D. Watson, and two executive officers, Murray D. Watson and Kenneth G. Howling, neither of whom devote their full business time to the affairs of Vista. The Company in the near future plans to elect additional directors to fill Board vacancies and to elect a new President and Chief Executive Officer; however, no candidates for these positions had been determined by the Company as of September 30, 1997. The Company's corporate operations employ the services of four employees and consultants, all of whom serve on a part time basis and are involved in management, administrative or accounting functions. The Company's
operating subsidiaries employ additional personnel.   With these exceptions,
the Company relies, and for the foreseeable future will rely, on independent advisors and consultants to provide certain services to the Company. There can be no assurance that such services will continue to be available to Vista on a timely basis when needed, or that the Company could find qualified replacements. Accordingly, the Company's operations currently are dependent upon a limited number of key employees and consultants and the loss of the services of these or other key personnel could have a material adverse effect upon the Company. The Company does not maintain key man insurance on the lives of its executive officers and key professional consultants.

CONTROLLING INFLUENCE OF ATLANTIC CENTRAL AND PATRICK J. ROONEY IN MANAGEMENT

  As of September 30, 1997, Atlantic Central owned 3,423,800 shares of
Vista common stock, representing approximately 54.1% of the Company's outstanding common stock. In addition, the Company is indebted to Atlantic Central in the amount of $1,073,000 as of June 30, 1997, which advances are classified as short-term indebtedness and are secured by the Company's agreement to pledge shares of its European subsidiaries as collateral security. The Company is currently dependent on additional advances from Atlantic Central to finance the Company's continuing operations, although Atlantic Central is not obligated to provide additional advances. In view of the foregoing, the policies and business operations of the Company for all practical purposes are subject to the control of Atlantic Central and its principal executive officers.

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
  Patrick J. Rooney, a resident of Bermuda, has served as the President and Chief Executive Officer of Atlantic Central since June 5, 1997. Prior to his election as Atlantic Central's Chief Executive Officer, Mr. Rooney was engaged for more than five years primarily as a consultant to EC/American Ltd., previously a financial consultant to the Company, Atlantic Central, other business enterprises and certain investors based outside of the United States. From June 1978 to September 1985, Mr. Rooney was associated with Rooney Pace, Inc., a broker dealer firm based in New York.

  As the result of losing an appeal from his conviction in June 1988 of filing a false income tax return for 1983, Mr. Rooney has been subject for more than the last five years to the terms of a consent decree order issued on December 20, 1988 by the U.S. Securities and Exchange Commission which bars Mr. Rooney from association with any broker or dealer, investment company, investment adviser or municipal securities dealer. The terms of such order provide that Mr. Rooney may reapply to the Securities and Exchange Commission for such association, but he has advised the Company that to date he has not elected to do so.

  DEPENDENCE ON MEDICAL PROFESSIONALS. Applicable laws in Europe, Canada and the United States prevent a corporation (other than a professional medical corporation) from providing medical and health care services to patients. The Company's operating subsidiaries conduct their business by offering LVC equipment for use by licensed professionals and providing billing, accounting, administrative, marketing and management services to independent vision care professionals who provide refractive eye care. The ability to realize revenues from independent professionals will be significantly dependent upon the ability of the Company to attract the use of equipment and LVC Services by ophthalmologists and optometrists and on the performance of those professionals. In addition, the amount of revenues to be received by the Company's operating subsidiary in the United States is currently dependent in part upon the amount of the gross procedure fee charged by professionals to their patients, and the amount of such fees are established by the professionals and not by the Company. There can be no assurance that additional professionals will require and contract for Vista's LVC services, and even those professionals that do contract with the Company's operating subsidiaries cannot be required to use Vista's services for their LVC practice on an exclusive or any other basis.

  CONFLICTS OF INTEREST WITH AFFILIATES. Persons serving as existing and former consultants to, or directors of, the Company have also served as consultants, directors and/or officers of corporate affiliates sponsored by Vista and may have a conflict of interest in that their time and resources may be devoted to activities other than the business of the Company or because the compensation payable to them from, or equity interests in, other business activities in certain instances may be greater than their compensation from and equity interests in the Company. In addition, the Company has engaged in various transactions with its officers, directors and significant shareholders, including among others Atlantic Central, and it is expected that the Company will continue to engage in transactions with its affiliates. Such transactions may involve inherent conflicts of interest between the interests of Vista, on the one hand, and the interests of its officers, directors and significant shareholders, on the other hand.

  COMPETITION. The refractive eye care business generally and the market for corrective LVC procedures, for which the Company provides equipment and support services, are characterized by intense competition and technological innovation. Most of the companies engaged in these businesses have substantially greater financial resources, personnel, marketing experience and other capabilities than are currently available to the Company. Competition for providing access to PRK equipment and support services has intensified as a result of recent U.S. Food and Drug Administration ("FDA") premarket approvals for U.S. commercial use of certain PRK laser equipment systems for treatment of the vast majority of nearsighted refractive disorders.

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  LVC procedures also compete with other present forms of treatment for refractive disorders, including eyeglasses, contact lenses, refractive surgery, corneal transplants and other technologies currently under development. Eyeglasses and contact lenses, as well as manual refractive surgical alternatives to LVC procedures such as radial keratotomy ("RK"), are expected to remain competitive in the market for refractive eye care primarily due to cost considerations.

  POSSIBLE LIABILITY FOR PERSONAL INJURY AND LACK OF LIABILITY INSURANCE.
Use of excimer laser equipment and facilities for LVC vision care may give rise to claims against the Company by persons alleging injury as a result of the procedures performed. The Company maintains general liability insurance, but primarily relies and intends to continue to rely on physicians' professional liability insurance policies and manufacturers' insurance policies for product liability coverage. There can be no assurance, however, that physician users or equipment manufacturers will carry liability sufficient insurance or that the Company would prevail if it were required to assert such claims. Partially or uninsured successful claims against the Company could have a material adverse effect on the Company's business, financial condition and results of operations.

  RISKS OF FAILURE TO COMPLY WITH OR CHANGE IN GOVERNMENTAL REGULATION.
The Company's business is and will continue to be subject to extensive regulation, in Europe and the United States at the federal, provincial, state and local levels, affecting the health care industry and the delivery of health care. These regulations include laws and regulations prohibiting the practice of medicine and optometry by persons not licensed to practice medicine or optometry, prohibiting the unlawful rebate or unlawful division of fees and limiting the manner in which prospective patients may be solicited. Other regulatory requirements, such as regulations concerning the use of excimer laser systems, also apply to the Company's business. In addition, there can be no assurance that future changes in laws and regulations or the interpretation thereof will not adversely affect the Company's operations.

  ABSENCE OF GOVERNMENTAL APPROVAL IN THE UNITED STATES FOR CERTAIN LVC PROCEDURES. The Company is uncertain whether certain LVC procedures, such as LASIK, may ever be advertised for commercial use in the United States. In the United States, Vista's plan is to acquire equipment that has received premarket approval from the FDA for commercial use of PRK procedures applicable to the vast majority of myopia cases and PTK procedures. Equipment for certain other LVC procedures, such as LASIK procedures to treat hyperopia, astigmatism or extreme myopia, have not received FDA premarket approval, nor has the FDA established standards for clinical testing of equipment for many other LVC procedures. Notwithstanding that fact, the Company has been advised that certain physicians in the United States use excimer lasers to perform LASIK procedures. The FDA advised U.S. eye care professionals in May 1996 that LASIK and bilateral surgery (treatment of both eyes at the same time) are outside the scope of currently FDA approved labeling for excimer lasers. Although the FDA noted that physician discussions with patients, and physician decisions to conduct either of those procedures, are considered the practice of medicine, the FDA cautioned that it expects health care practitioners and others will advertise and promote the use of FDA approved lasers in the U.S. only within the scope of their currently FDA approved use. Nevertheless, there can be no assurance that the use of excimer lasers to perform LVC procedures other than PRK and PTK will ultimately be found to be effective or safe by the FDA or that the FDA will not modify or withdraw its pre-market approval of PRK equipment, in which event the Company's markets in the United States may be adversely affected.

  LACK OF LONG-TERM FOLLOW-UP DATA; POSSIBLE FUTURE CONCERNS AS TO SAFETY
AND EFFICACY OF LVC TREATMENT. LVC procedures have been used in clinical trials and commercially in various parts of the world only since 1989, and accordingly there has been limited experience in assessing their long-term effects. Concerns with respect to the safety and efficacy of refractive laser procedures such as PRK and LASIK include predictability and stability of results. Potential complications and side effects include post-operative

                                   99-5
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pain, corneal haze during healing (an increase in the light scattering properties of the cornea), glare/halos (undesirable visual sensations produced by bright lights), decreases in contrast sensitivity, temporary increases in intraocular pressure in reaction to procedure medication, modest fluctuations in refractive capabilities during healing, modest decreases in best corrected vision (i.e., with corrective lenses), unintended undercorrection of overcorrection, refractive corneal scars, or reversion or regression of effect. There can be no assurance that additional complications will not be identified in the future that may materially and adversely affect the safety and efficacy of LVC procedures for performing refractive surgery, and which would negatively affect market acceptance of such procedures and/or lead to adverse regulatory action or product liability or other claims, any of which could have a material adverse effect on the Company's business, financial condition, prospects and results of operations.

  RELIANCE ON SUPPLIERS OF LASER EQUIPMENT. The Company is not involved in the research, development or manufacture of laser equipment and is dependent upon unrelated third-party manufacturers or distributors for supply and service of LVC equipment required for providing access to LVC Services. Vista believes that two companies in the U.S., Summit Technology, Inc. ("Summit") and VISX, Incorporated ("VISX"), account for approximately 70% of the excimer lasers for refractive surgery that have been installed to date. Nidek Co., Ltd. of Japan is also believed to be a significant factor outside of the U.S.

  VISX and Summit are currently the only manufacturers of excimer lasers that have FDA approval to sell excimer lasers in the U.S. for commercial use in performing LVC procedures. There can be no assurance that VISX and Summit will supply lasers in the amounts or at the times needed by the Company in the future or that other disruptions in supply will not occur. Summit and VISX currently require license, royalty or other fees for the purchase and use of their excimer laser systems that may place users of such equipment at a
competitive cost disadvantage.   The Company's ability to offer LVC equipment
and services at additional locations for future expansion, and the timing thereof, will be dependent upon the availability of equipment from suppliers with equipment approved for commercial use in the U.S. and the availability, if any, of additional capital and financing programs to acquire equipment on a lease or installment purchase basis.

  RISK OF FUTURE TECHNOLOGICAL CHANGE. Refractive eye care in general and the development of LVC procedures in particular have undergone and may be expected to continue to experience technological change. There can be no assurance that future technological innovations and developments will not render the Company's equipment uneconomical or obsolete or that the Company will not be adversely affected by competition or future technological developments.

  NO THIRD-PARTY REIMBURSEMENT. At present, third party reimbursement through health insurance or other third-party reimbursement programs generally is not available for PRK and other LVC refractive surgical procedures. The Company does not anticipate that third-party reimbursement for LVC procedures will be available in the foreseeable future, and this factor may restrict the market for LVC patients and related LVC services offered by the Company.

  VOLATILITY OF SECURITIES PRICES; LOW TRADING VOLUME.  The public market for equity securities of high technology and medical companies, including securities of companies engaged in providing LVC equipment and/or services,
has been volatile.   Factors such as quarterly variations in operating
results, trading volume, general market trends, announcements of technological innovations or new commercial products, announcements by competitors. governmental regulation and approvals, public or regulatory agency concerns as to the safety of LVC procedures and general market conditions may have a significant effect on the market price of the Company's common stock and its other equity securities. In addition, in general, the Company's common stock has been thinly traded, which may affect the ability of Vista s stockholders to sell shares of its common stock in the public market. There can be no assurance that a more active trading market will develop in the future.

                                   99-6
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  FOREIGN CURRENCY FLUCTUATIONS.  The Company's European operating subsidiaries in Italy and Sweden currently represent a significant portion of Vista's revenues and expenses that are collected and paid in foreign currencies. The Company publishes its consolidated financial statements in U.S. dollars after translating transactions in foreign currencies into U.S. dollars. In periods when the U.S. dollar depreciates against the relevant foreign currencies, reported earnings attributable to transactions in foreign currencies may be materially enhanced. In periods when the U.S. dollar appreciates against the relevant foreign currencies, however, reported earnings attributable to transactions in foreign currencies may be materially reduced. Fluctuations in the exchange rate between foreign currencies and the U.S. dollar may also affect the book value of the Company's assets and the amount of its stockholders' equity.


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